Filed Pursuant to Rule 424(b)(3)

Registration No. 333-163826

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated January 22, 2010)

RITE AID CORPORATION

This prospectus supplement updates the prospectus dated January 22, 2010, relating to the offer to exchange $270.0 million aggregate principal amount of our 10.250% Senior Secured Notes Due 2019 for $270.0 million aggregate principal amount of our 10.250% Senior Secured Notes Due 2019 which have been registered under the Securities Act of 1933, as amended, and fully and unconditionally guaranteed by the subsidiary guarantors listed on the first page of the prospectus.  The prospectus was filed as part of our Registration Statement on Form S-4 (File No. 333-163826).

The exchange offer will expire at 5:00 p.m., New York City time, on February 22, 2010, unless we extend the exchange offer in our sole and absolute discretion.  Questions and requests for assistance and requests for additional copies of the prospectus, the letter of transmittal or this prospectus supplement should be directed to The Bank of New York Mellon Trust Company, N.A., as exchange agent.

A summary of certain recent developments is set forth below commencing after this cover page.

See “Risk Factors” beginning on page 16 of the prospectus for a discussion of risks you should consider prior to tendering your outstanding old notes for exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 29, 2010.

Appointment of New Chief Executive Officer

On January 21, 2010, we announced that, effective as of June 24, 2010 (the “Effective Date”) at our annual stockholders meeting, John T. Standley, who is currently our President and Chief Operating Officer, will assume the additional position of our Chief Executive Officer.  As of the Effective Date, Mr. Standley will assume the role of CEO from Mary Sammons, who will remain Chairman of the Board.

Amended and Restated Employment Agreement with Mr. Standley

In connection with his appointment, as of January 21, 2010, we and Mr. Standley agreed in principle to modify his Employment Agreement dated September 24, 2008 (the “Amended Agreement”).

The term of the Amended Agreement commenced on September 24, 2008, and unless terminated earlier, will terminate on the date that is three (3) years following June 24, 2010, but will automatically renew for an additional year on each anniversary of the effective date of the Amended Agreement unless either party provides proper written notice of its intention not to renew the Amended Agreement at least 180 days prior to the then end of the term.

Effective June 24, 2010, Mr. Standley’s annual base salary will be increased to $1,000,000 and he will be eligible to earn from such date a target bonus of 200% of his annualized base salary at the end of fiscal year 2011 based on our achievement of fiscal year 2011 bonus plan targets.  On January 21, 2010, we also granted Mr. Standley an option to purchase 2,555,000 shares of our common stock with an exercise price of $1.52 per share (the “Option”), vesting annually in four (4) equal increments, which may be accelerated under certain circumstances.  Mr. Standley will continue to participate in our Executive Equity Plan which may award a mix of additional options at the closing price of our common stock on the date of grant and other equity and cash incentives (as determined by our Compensation Committee).  Upon the occurrence of a Change in Control of Rite Aid, as defined in the Amended Agreement, the Option, in addition to certain previously granted equity awards, shall immediately vest.  In addition, the Amended Agreement also contains certain non-competition provisions as well as severance provisions for compensation in the event of his termination by us with or without cause or by Mr. Standley with or without good reason, each as defined in the Amended Agreement.  In the event of termination by us without cause or by Mr. Standley with good reason, including upon a Change in Control, Mr. Standley’s severance compensation would include payment of an amount equal to two (2) times the sum of his base salary and annual target bonus and immediate vesting of certain of his equity awards.  Other than as described above, the terms and provisions of the agreement (taken as a whole), as previously disclosed, remain in full force and effect in all material respects.

Amendment to Employment Agreement with Ms. Sammons

On January 21, 2010 (the “Amendment Effective Date”), Ms. Sammons entered into Amendment No. 4 to her December 5, 1999 Employment Agreement as previously amended (the “Employment Agreement”) with us.  Under the terms of Amendment No. 4, Ms. Sammons has agreed to relinquish her position as CEO as of the Effective Date and continue her employment as Chairman of the Board through our annual stockholders meeting in June 2012, when her Employment Agreement will expire.  As Chairman of the Board, Ms. Sammons will have such duties as are customarily assigned to such position, including continuing to represent us in industry and government affairs as well as assisting as needed with strategic initiatives.

From the Amendment Effective Date through fiscal year 2011, the provisions in the Employment Agreement concerning compensation, benefits and severance will continue in full force and effect in accordance with their current terms.  Effective February 27, 2011 (the first day of fiscal year 2012) through the expiration of the Employment Agreement, Ms. Sammons will be entitled to an annual base salary of $350,000 and continued benefits as provided in the amendment but will no longer be eligible to earn a bonus or incentive compensation.  In the event of termination by us without cause or by Ms. Sammons for good reason after fiscal year 2011, Ms. Sammons’ severance compensation will thereafter continue to be an amount equal to three (3) times the sum of her base salary in effect immediately prior to June 24, 2010 and her annual target bonus in effect for fiscal year 2011.

Amended and Restated By-Laws

On, and effective as of, January 21, 2010, our Board of Directors adopted Amended and Restated By-Laws of Rite Aid (the “Amended and Restated By-Laws”).  The Amended and Restated By-Laws, among other things:

•                  amend the advance notice by-law provisions to require a stockholder proposing business to be transacted at an annual meeting or nominating directors to disclose fully all ownership interests, including derivatives, hedges and other economic and voting interests of the stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

•                  establish the position of Chief Executive Officer as a distinct position (rather than as a position that must be combined with either the Chairman of the Board or the President positions), and amend the descriptions of the positions of the Chairman of the Board, President and Vice Presidents accordingly.